UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
RECORD OF AUTOMATIC WITHDRAWAL

FORM APP WDG

Pursuant to Investment Company Act Rule 0-5(g)

Applicant Names: KKR FS Income Trust and FS/KKR Advisor, LLC

File Number: 812-15469

The applicants did not respond within 120 days, in writing, to the comments the Commission staff provided on the above-referenced application on July 11, 2023. Pursuant to rule 0-5(g) under the Investment Company Act of 1940, the above-referenced application was automatically deemed withdrawn as of the expiration of such 120-day period.